Exhibit 99.19

CONSENT OF WORLEY CANADA SERVICES LTD.

March 18, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:	Lithium Americas Corp. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2021 (the “Form 40-F)

The undersigned hereby consents to the references to, and the information derived from, the technical report entitled "Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA", with an effective date of August 1, 2018, (the “Technical Report”), related to us, included in or incorporated by reference into the Form 40-F, and the exhibits filed thereto, which is being filed pursuant to the Securities Exchange Act of 1934, as amended. This consent extends to any amendments to the Form 40-F.

The undersigned also hereby consents to the use of our name in connection with reference to our involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to us in the registration statements (No. 333-238142 and No. 333-227816) on Form S-8. This consent extends to any amendments to the Form S-8s, including post-effective amendments, and any new Form S-8 registration statement filed by the Company incorporating by reference the Form 40-F.

Worley Canada Services Ltd.

/s/ Reza Ehasani

Name:	Reza Ehasani
Title:	Project Manager